UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001-36541

CUSIP NUMBER 53263P 105

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Limbach Holdings, Inc.
(Full name of registrant)

Not Applicable
(Former name if applicable)

1251 Waterfront Place, Suite 201
(Address of Principal Executive Office (Street and Number))

Pittsburgh, Pennsylvania 15222
(City, State and Zip Code)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Limbach Holdings, Inc. (the “Company”) requires additional time to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) in order to reflect in the 2018 Form 10-K the Company’s refinancing of its credit agreement, which is expected to be completed in the coming days. The Company expects to file the 2018 Form 10-K on or before April 16, 2019 (the fifteenth calendar day following the initial due date for the 2018 Form 10-K).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Charles A. Bacon, III	(412)	359-2100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

Forward-Looking Statements

The Company makes forward-looking statements in this Form 12b-25 within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events, including, without limitation, the timing for filing the 2018 Form 10-K, the Company’s expected entry into a new credit agreement and the Company’s results of operations and financial condition. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to the Company as of the date they were made, and involve a number of risks and uncertainties which may cause them to turn out to be wrong. As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. In addition, there can be no assurance that the Company will be able to file its 2018 Form 10-K within the fifteen calendar day extension provided by Rule 12b-25 or that the Company will enter into a new credit agreement prior to the filing of the 2018 Form 10-K. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Please refer to the Company’s most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q, which are available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this Form 12b-25.

Limbach Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2019	By:	/s/ Charles A. Bacon, III
Charles A. Bacon, III
Chief Executive Officer